HWJ Capital Partners II, LLC

Financial Statements
and
Supplementary information

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66560

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HWJ Capital Partners II, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7400 North Federal Highway, Suite A5
(No. and Street)

Boca Raton	FL	33478
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Harch	561-226-6199	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9-18-2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joseph W. Harch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HWJ Capital Partners II, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROSE-CHAM M. CALDERON
MY COMMISSION EXPIRES NOVEMBER 12, 2025
#HH 194913
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature: Joseph W. Harch

Title: MANAGING MEMBER

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

berl ower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
HWJ Capital Partners II, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HWJ Capital Partners II, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II – Statement of Exemption from Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 24, 2022

HWJ Capital Partners II, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Current assets:

Cash and cash equivalents	$	82,745
Receivable from clearing organization		81,904
Deposit with clearing organization		50,000
Accounts receivable from related party		20,678
Prepaid expenses		1,364
Total assets	$	236,691

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:

Accounts payable and accrued expenses	$	3,211
Total liabilities		3,211

Commitments and contingencies (See Note 5)

Members' equity	$	233,480
Total liabilities and members' equity	$	236,691

See accompanying notes to financial statements.

HWJ Capital Partners II, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues:		
Fees for investment advisory services	$	60,000
Other income		328
Total revenues		60,328
Expenses:		
Professional fees		28,900
Clearing charges		13,923
Office sharing expense		3,936
Regulatory fees		2,283
Fidelity bond and SIPC expense		553
Other		139
Total expenses		49,735
Net income	$	10,593

HWJ Capital Partners II, LLC
Statement of Members' Equity
For the Year Ended December 31, 2021

	Members' Equity
Balance, December 31, 2020	$ 222,887
Net income	10,593
Balance, December 31, 2021	$ 233,480

See accompanying notes to financial statements.

HWJ Capital Partners II, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	10,593
Changes in operating assets and liabilities:		
Related party receivable		103
Prepaid expenses		527
Accounts payable and accrued expenses		(2,243)
Net cash provided by operating activities	$	8,980
Net change in cash and cash equivalents	$	8,980
Cash and cash equivalents, beginning of year	$	73,765
Cash and cash equivalents, end of year	$	82,745

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

HWJ Capital Partners II, LLC (the "Company") (a Florida Limited Liability Company) is a broker-dealer located in Boca Raton, Florida. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition – Investment Advisory Fees
The Company entered into a fee sharing agreement with a related party for fees on specific investor accounts (see Note 4). Revenue for investment advisory fees is recognized as work is performed and amounts are earned.

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statements. Taxable results are passed through to the members of the Company. All current and future tax assessments are attributable to those members, and there is no income tax expense reflected in the statement of operations. There are no tax penalties recognized this year. The financial statements remain subject to U.S federal tax examination for tax years 2018-2020.

Date of Management Review
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date the financial statements were issued.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $211,438, which is above the $100,000 amount required to be maintained at December 31, 2021. The ratio of aggregate indebtedness to net capital is .0152.

NOTE 4 – RELATED PARTIES

The Company's members also own Harch Capital Management, LLC ("HCM") (a Florida Limited Liability Company). HCM provides the use of employees, office space, secretarial and services to the Company in accordance with an office sharing agreement. The Company's office sharing expenses were $3,936 for the year ended December 31, 2021 of which $277 was paid for rent. The agreement is for a period of twelve months and shall be extended for successive one year periods unless canceled by either party, in writing, upon thirty days' prior written notice.

Operating results of the Company might be significantly different if the companies were autonomous. The Company was owed $5,678 from HCM, net, as of December 31, 2021.

At its full discretion, HCM pays the Company $15,000 quarterly in connection with the profits generated in Client Accounts. The term of this Agreement shall be perpetual unless earlier terminated in writing by both HCM and the Company. The Company was owed $15,000 from HCM at December 31, 2021.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Axos Clearing, LLC (previously named COR Clearing, LLC.) The initial term of the Agreement was effective through May 6, 2013 and calls for automatic renewals for successive periods equal to the initial term unless terminated by either party within ninety (90) days prior to the expiration of the initial or renewal term. Under the Agreement, early termination fees apply, including the monthly fees due on the remaining term of the Agreement. Refer to Note 3 with respect to FINRA Regulatory requirements. The Company has a clearing agreement with Axos Clearing, LLC and is required to maintain a minimum deposit of $50,000. As of December 31, 2021, the balance with Axos Clearing, LLC is $50,000. As of December 31, 2021, there is a receivable from Axos Clearing of $81,904.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains a bank account at one financial institution of which the balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. The Company also maintains accounts held at a brokerage firm of which the balance is insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 for securities and $250,000 for cash and cash equivalents.

All of the Company's revenues are earned from the Investment Fee Sharing Agreement with HCM.   Refer to Note 4 with respect to related parties.

SUPPLEMENTARY INFORMATION

HWJ Capital Partners II, LLC
Schedule I - Computation and Reconciliation of Net Capital Under Rule 15c3-1
    of the Securities and Exchange Commission
December 31, 2021

Net capital:		
Total members' equity	$	233,480
Non-allowable assets:		
Prepaid expenses		(1,364)
Accounts receivable from related party		(20,678)
Total non-allowable assets		(22,042)
Haircuts on securities		-
Total net capital		211,438
Minimum net capital required - 6 2/3% of aggregate		
indebtness included in the balance sheet or		
$100,000 whichever is greater		100,000
Excess net capital		111,438
Aggregate indebtness as included in the		
Statement of Financial Condition		3,211
Ratio of aggregate indebtedness to net capital		0.0152

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2021 as compared to the computation of net capital as shown above.

Schedule II – Statement of Exemption from the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2021 or for the year then ended.

berl ower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
📞 (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
HWJ Capital Partners II, LLC

We have reviewed management's statements, included in the accompanying HWJ Capital Partners II, LLC. Exemption Report prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4), in which (1) HWJ Capital Partners II, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which HWJ Capital Partners II, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)*(2)(ii)*, (the "Exemption Provisions") and (2) HWJ Capital Partners II, LLC stated that HWJ Capital Partners II, LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. HWJ Capital Partners II, LLC management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HWJ Capital Partners II, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 24, 2022

HWJ CAPITAL PARTNERS II, LLC
EXEMPTION REPORT
DECEMBER 31, 2021

HWJ Capital Partners II, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

2. The Company met the identified exemption provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

HWJ Capital Partners II, LLC

I, Joseph W. Harch, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Joseph W. Harch

Title: Managing Member
Dated: February 24, 2022